Earlyworks Co., Ltd.

December 9, 2022

VIA EDGAR

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Earlyworks Co., Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted November 1, 2022 CIK No. 0001944399

Dear Ms. Woo:

Earlyworks Co., Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 18, 2022 regarding its Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”) filed on November 1, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”) is being confidentially submitted simultaneously with this response letter. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1

Financial Statements, page F-1

1. We note your revised disclosures in response to prior comment 14 where you removed the references to consolidated financial statements. However, we note that you continue to disclose that you have a subsidiary located in Japan. For example, on page F-15 you disclose that “all of the Company’s revenue was generated by the Company and its subsidiary, which are both located in Japan.” Please explain or revise as necessary. Refer to the definition of a subsidiary in ASC 810-10-20.

Response: In response to the Staff’s comment, we have revised the disclosure on Page F-15 of Amendment No. 2 to remove any reference to a subsidiary.

Statements of Operations and Comprehensive Loss, page F-4

2. We note that for each period presented, you incurred net losses however, you disclose a higher number of diluted weighted average common shares outstanding than basic weighted average common shares outstanding. In this regard, it appears that you have included antidilutive securities in your calculations of diluted weighted average shares outstanding, and therefore diluted net loss per share is misstated. Please revise. Refer to ASC 260-10-45-20.

Response: In response to the Staff’s comment, we have revised the disclosure on Page F-4 of and throughout Amendment No. 2 regarding the loss per share calculation to remove any erroneous inclusion of any potential anti-dilutive securities.

Note 13—Subsequent events, page F-25

3. We note your revised disclosures in response to prior comment 15; however, it appears that you have not retrospectively adjusted your financial statements, including net loss per share, for the effects of the recapitalization. Please revise. Also, tell us and revise to disclose the number of ordinary shares surrendered as part of the recapitalization transaction.

Response: In response to the Staff’s comment, we have revised the subsequent event disclosure on page F-25 of Amendment No. 2. There were no ordinary shares surrendered by the Company’s shareholders. The number of ordinary shares outstanding remains the same.

The following is an example of hypothetically what the recapitalization transaction would potentially appear in the Statement of Shareholders’ Equity:

	Ordinary shares*		Additional Paid-in Capital	Retained Earnings /(Accumulated Deficit)	Total Shareholders’ Equity	Total Shareholders’ Equity
	Share*	Amount of Registered Share Capital
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2020	13,125,200	182,749,200	646,749,200	(595,338,074)	234,160,326	1,802,620
Issuance of ordinary shares for cash	383,400	51,759,000	51,759,000	—	103,518,000	796,905
Net loss	—	—	—	(70,517,782)	(70,517,782)	(542,862)
Share based compensation	—	—	56,000,000	—	56,000,000	431,101

Balance, April 30, 2021	13,508,600	234,508,200	754,508,200	(665,855,856)	323,160,544	2,487,764

Issuance of ordinary shares for cash	330,800	100,067,000	100,067,000	—	200,134,000	1,540,677
Net loss	—	—	—	(602,474,568)	(602,474,568)	(4,637,987)
Share based compensation	—	—	670,000,000	—	670,000,000	5,157,813

Balance, April 30, 2022	13,839,400	334,575,200	1,524,575,200	(1,268,330,424)	590,819,976	4,548,267
Recapitalization	—	(234,575,200)	177,544,899	57,030,301	—	—
Balance, April 30, 2023	13,839,400	100,000,000	1,702,120,099	(1,211,300,123)	590,819,976	4,548,267

General

4. We note your response to comment 11. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Response: In response to the Staff’s comment, we confirm that we understand that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with our response, including any conclusions we have made, positions we have taken and practices we have engaged in or may engage in with respect to this matter.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Akihisa Nagasaka
Akihisa Nagasaka
Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC